Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2006	2005	2004	2003	2002
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(272,008)	$32,283	$129,303	$166,054	$180,230
Plus:
Fixed Charges (excluding capitalized interest)	623,668	670,137	387,675	322,657	318,172

Total Earnings	$351,660	$702,420	$516,978	$488,711	$498,402

Fixed Charges:
Interest expensed and capitalized	$619,094	$665,313	$383,613	$318,715	$314,224
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,411	1,869	1,473	1,531	1,351
An estimate of the interest component within rental expense	3,163	2,955	2,589	2,411	2,597

Total Fixed Charges	$623,668	$670,137	$387,675	$322,657	$318,572

Ratio of Earnings to Fixed Charges	A	1.05	1.33	1.51	1.57

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(272,008)	$32,283	$129,303	$166,054	$180,230
Plus:
Fixed Charges (excluding capitalized interest)	468,250	563,973	306,992	251,248	250,194

Total Earnings	$196,242	$596,256	$436,295	$417,302	$430,424

Fixed Charges:
Interest expensed and capitalized	$463,676	$559,149	$302,930	$247,306	$246,246
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,411	1,869	1,473	1,531	1,351
An estimate of the interest component within rental expense	3,163	2,955	2,589	2,411	2,597

Total Fixed Charges	$468,250	$563,973	$306,992	$251,248	$250,194

Ratio of Earnings to Fixed Charges	A	1.06	1.42	1.66	1.72